EXHIBIT 21.1

NEXTMEDIA OPERATING. INC.
REGISTRANT’S SUBSIDIARIES
AT DECEMBER 31, 2002

Subsidiary	Jurisdiction of Incorporation

NM Licensing LLC	Delaware
NextMedia Franchising, Inc.	Delaware
NextMedia Outdoor, Inc.	Delaware
NextMedia Outdoor LLC	Delaware
Crickett, Ltd.	Pennsylvania
Chesapeake Outdoor Enterprises, Inc.	Delaware
NextMedia Northern Colorado, Inc.	Delaware